SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

FORM 6-K
REPORT OF FOREIGN PRIVATE ISSUER PURSUANT TO RULE 13a-16 OR 15d-16
UNDER THE SECURITIES EXCHANGE ACT OF 1934
For the month of July, 2010
TRINITY BIOTECH PLC
(Name of Registrant)
IDA Business Park
Bray, Co. Wicklow
Ireland
(Address of Principal Executive Office)
Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.
Form 20-F ☑ Form 40-F ☐
Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1): ☐
Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7): ☐
Indicate by check mark whether by furnishing the information contained in this Form, the registrant is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.
Yes ☐ No ☑
If “Yes” is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b): 82-________

Press Release dated July 29, 2010

Contact:	Trinity Biotech plc	Lytham Partners LLC
	Kevin Tansley	Joe Diaz, Joe Dorame & Robert Blum
	(353)-1-2769800	602-889-9700
E-mail: kevin.tansley@trinitybiotech.com
Trinity Biotech Announces Quarter 2 Financial Results
$47.4m profit on coagulation divestiture
EPS for the quarter increases to 15.5 cent
DUBLIN, Ireland (July 29, 2010).... Trinity Biotech plc (Nasdaq: TRIB), a leading developer and manufacturer of diagnostic products for the point-of-care and clinical laboratory markets, today announced results for the quarter ended June 30, 2010.
Quarter 2 Results
Total revenues for the quarter were $22.6m which compares to $32.3m in quarter 2, 2009, a decrease of 30%. This decrease is principally due to the divestiture of the coagulation product line which was effective from 30 April 2010.
Point-of-care revenues for the quarter decreased by 32.1% when compared to quarter 2, 2009. This was due to particularly high sales in quarter 2, 2009 and the continued impact of the company’s decision to restrict shipments to a major HIV customer due to credit related issues. Compared to quarter 1, 2010 point of care revenues were down 8% which represents a normal level of fluctuation and were in line with our expectations for the quarter.
Continuing clinical laboratory (i.e. excluding coagulation) revenues were $14.2m which represents a decrease of 5.9% when compared to $15.1m in quarter 2, 2009. However, if the impact of no longer selling fully direct in UK, France and Germany and the impact of foreign exchange are excluded, there would have been organic growth of approximately 2% for the quarter. Compared to quarter 1, 2010 continuing clinical laboratory sales have increased by 6.8%.
Lower coagulation revenues reflect the divestiture of this product line at the end of the first month of the quarter — 30 April 2010.
Revenues for quarter 2 by key product area were as follows:

	2009	2010	Increase/	2010
	Quarter 2	Quarter 2	Decrease	Quarter 1
	US$’000	US$’000%		US$’000
Point-of-Care	5,908	4,011	-32.1%	4,362
Continuing Clinical Laboratory	15,062	14,178	-5.9%	13,274
Continuing operations*	20,970	18,189	-13.3%	17,636

Coagulation	11,332	4,437	-60.8%	11,377

Total	32,302	22,626	-30.0%	29,013

*	Continuing operations reflects the company’s divestiture of its coagulation product line (shown separately)

Gross profit for the quarter amounted to $11.2m representing a gross margin of approximately 49.3%. This represents an increase of 3.7% over the same period in 2009. The improvement in gross margin is largely attributable to the divestiture of coagulation, which traditionally had been our lowest gross margin product line. Excluding instrument service costs for the quarter, the gross margin would be 52.1%.
Research and Development expenses for the quarter amounted to $1.2m, which represents a decrease of 32.7% compared to quarter 2, 2009. Similarly SG&A expenses have fallen by 24.9% from $9.0m in quarter 2 of 2009 to $6.8m in the current quarter. In both cases the principal driver for the reduction has been the transfer of R&D, sales and administrative personnel to Stago as part of the coagulation divestiture.
Net financial income for the quarter was $152,000 which compares to an expense of $348,000 in quarter 2, 2009. This improvement is attributable to the increase in cash balances to $50m and the elimination of bank debt during the quarter.
Operating profit decreased from $3.8m in quarter 2, 2009 to $3.5m in the current quarter due to the coagulation divestiture. However, the operating margin for the quarter has increased to 15.5% which represents a significant improvement compared to 11.9% in quarter 2, 2009.
During the quarter the company recognised a profit on the sale of its coagulation product line of $47.4m. This reflects the sales proceeds of $90m less the carrying value of the assets divested and associated costs. This is partly offset by a once-off charge of $0.3m in relation to the restructuring of the company’s HIV manufacturing activities, which will result in improved profitability from early 2011 onwards.
Excluding non-recurring items, profit after tax increased from $3m in quarter 2, 2009 to $3.3m, an increase of 8.7%. Similarly, EPS for the quarter increased from 14.4 cent per share to 15.5 cent per share, an increase of 7.6%.
The tax charge for the quarter was $40,000 which includes a tax credit of $354,000 relating to the coagulation divestiture and a tax charge of $394,000 relating to ongoing activities. The latter represents an effective tax rate of 10.8%.
The following table excludes the impact of the non-recurring items:

	2009	2010
	Quarter 2	Quarter 2	Increase
	US$’000	US$’000%
Profit before tax	3,493	3,661	4.8%
Income Tax expense	488	394
Profit after tax	3,005	3,267	8.7%
Basic EPS — US cents	14.4	15.5	7.6%
Diluted EPS — US cents	14.4	15.1	4.9%
From a cash perspective the Company generated $5.9m of cash from operations which is an increase of almost 40% compared with the same period in 2009. In quarter 2, 2010 the company generated free cash flows of $4.4m, compared to $2.2m for the corresponding quarter in 2009.

Coagulation Divestiture
During the quarter the company completed the divesture of its coagulation product line to Stago. At the time of divestiture, coagulation represented approximately 40% of the company’s revenues. The principal impacts of this divestiture have been as follows:
•	The recognition of a profit on the sale of $47.4m.
•
The receipt of cash (net of expenses) to date of $66.5m. The company will receive a further $22.5m in deferred consideration over the next 2 years. This has allowed the company to eliminate all bank debt and increase cash reserves to $50m.

•	A significant reduction in the company’s cost base following the transfer of 320 employees to Stago.
•	A reduction in property, plant and equipment of $6.8m and goodwill and intangible assets of $12.2m.
•	A reduction in working capital of $23.5m.
Notwithstanding the above, the company’s on-going earnings are expected to be 100-110% of pre-divestiture levels.
Comments
Commenting on the results, Kevin Tansley, Chief Financial Officer, said “ This was a very significant quarter for the company. We divested our coagulation product line for a profit of over $47m. This enabled us to fully eliminate our bank debt and build up significant cash reserves. We also posted EPS before non-recurring items of 15.5 cent in the quarter which represents an increase of 7% over quarter 2 last year. With cash from operations of $5.9m and free cash flows of $4.4m the company is now generating significant cash. With the improved profitability and strong cash flows the company is performing very strongly”.
Ronan O’Caoimh, CEO of Trinity Biotech, stated, “The results this quarter show that we are continuing to succeed in our stated goal of EPS growth. We have shown that without coagulation we have been able to continue our growth in profitability and I can confirm our expectation that earnings will be 100-110% of pre-divestiture levels. We have no debt, cash of $3.43 per share, with cash per share increasing at over 5 cents per month.
Our new diabetes A1c instrument will launch before year end. We have aggressively implemented our new point-of-care strategy and have created a large R&D team in San Diego and expanded our Irish R&D team. They are working on 9 new point-of-care products with the first launches expected in approximately 18 months.”
Forward-looking statements in this release are made pursuant to the “safe harbor” provision of the Private Securities Litigation Reform Act of 1995. Investors are cautioned that such forward-looking statements involve risks and uncertainties including, but not limited to, the results of research and development efforts, the effect of regulation by the United States Food and Drug Administration and other agencies, the impact of competitive products, product development commercialisation and technological difficulties, and other risks detailed in the Company’s periodic reports filed with the Securities and Exchange Commission.
Trinity Biotech develops, acquires, manufactures and markets diagnostic systems, including both reagents and instrumentation, for the point-of-care and clinical laboratory segments of the diagnostic market. The products are used to detect infectious diseases and to quantify the level of Haemoglobin A1c and other chemistry parameters in serum, plasma and whole blood. Trinity Biotech sells direct in the United States, Germany, France and the U.K. and through a network of international distributors and strategic partners in over 75 countries worldwide. For further information please see the Company’s website: www.trinitybiotech.com.

Trinity Biotech plc
Consolidated Income Statements

	Three Months	Three Months	Six Months	Six Months
	Ended	Ended	Ended	Ended
	June 30,	June 30,	June 30,	June 30,
(US$000’s except share data)	2010	2009	2010	2009
	(unaudited)	(unaudited)	(unaudited)	(unaudited)

Revenues	22,626	32,302	51,639	63,408

Cost of sales (excluding service costs)	(10,849)	(16,306)	(25,283)	(31,729)

Gross profit (excluding service costs)	11,777	15,996	26,356	31,679
Gross profit % (excluding service costs)	52.1%	49.5%	51.0%	50.0%
Cost of sales — instrument servicing costs	(620)	(1,256)	(1,670)	(2,626)

Gross profit (including service costs)	11,157	14,740	24,686	29,053
Gross profit % (including service costs)	49.3%	45.6%	47.8%	45.8%

Other operating income	527	68	583	272

Research & development expenses	(1,198)	(1,781)	(2,992)	(3,557)
Selling, general and administrative expenses	(6,766)	(9,011)	(14,705)	(18,612)
Indirect share based payments	(211)	(175)	(387)	(273)

Operating profit	3,509	3,841	7,185	6,883

Non-recurring items	47,061	—	47,061	—

Financial income	268	3	278	4
Financial expenses	(116)	(351)	(357)	(640)

Net financing income/(expense)	152	(348)	(79)	(636)

Profit before tax	50,722	3,493	54,167	6,247

Income tax expense on operating activities	(394)	(488)	(682)	(738)
Income tax credit on non-recurring items	354	—	354	—

Profit for the period	50,682	3,005	53,839	5,509

Profit for the period (excluding non-recurring items)	3,267	3,005	6,424	5,509

Earnings per ADR (US cents)	240.1	14.4	255.2	26.4
Earnings per ADR (US cents) — excluding non-recurring items	15.5	14.4	30.4	26.4

Diluted earnings per ADR (US cents)	235.0	14.4	251.2	26.4
Diluted earnings per ADR (US cents) — excluding non-recurring items	15.1	14.4	30.0	26.4

Weighted average no. of ADRs used in computing basic earnings per ADR	21,109,023	20,856,868	21,098,574	20,855,638
The above financial statements have been prepared in accordance with the principles of International Financial Reporting Standards and the Company’s accounting policies but do not constitute an interim financial report as defined in IAS 34 (Interim Financial Reporting).

Trinity Biotech plc
Consolidated Balance Sheets

	June 30,	March 31,	December 31,
	2010	2010	2009
	US$ ’000	US$ ’000	US$ ’000
	(unaudited)	(unaudited)	(audited)
ASSETS
Non-current assets
Property, plant and equipment	5,339	12,131	12,174
Goodwill and intangible assets	35,127	46,247	44,822
Deferred tax assets	4,073	5,627	5,801
Other assets	11,762	1,330	1,212

Total non-current assets	56,301	65,335	64,009

Current assets
Inventories	18,064	40,033	39,198
Trade and other receivables	28,592	20,415	22,931
Income tax receivable	257	260	229
Cash and cash equivalents	50,042	6,222	6,078

Total current assets	96,955	66,930	68,436

TOTAL ASSETS	153,256	132,265	132,445

EQUITY AND LIABILITIES
Equity attributable to the equity holders of the parent
Share capital	1,083	1,080	1,080
Share premium	160,817	160,739	160,683
Accumulated deficit	(32,811)	(83,717)	(87,070)
Translation reserve	(544)	(385)	206
Other reserves	4,144	4,241	4,445

Total equity	132,689	81,958	79,344

Current liabilities
Interest-bearing loans and borrowings	246	13,429	12,625
Income tax payable	148	207	24
Trade and other payables	12,241	11,732	12,844
Derivative Financial Instruments	406	279	58
Provisions	50	50	50

Total current liabilities	13,091	25,697	25,601

Non-current liabilities
Interest-bearing loans and borrowings	294	16,409	19,231
Other payables	607	38	59
Deferred tax liabilities	6,575	8,163	8,210

Total non-current liabilities	7,476	24,610	27,500

TOTAL LIABILITIES	20,567	50,307	53,101

TOTAL EQUITY AND LIABILITIES	153,256	132,265	132,445

The above financial statements have been prepared in accordance with the principles of International Financial Reporting Standards and the Company’s accounting policies but do not constitute an interim financial report as defined in IAS 34 (Interim Financial Reporting).

Trinity Biotech plc
Consolidated Statement of Cash Flows

	Three Months	Three Months	Six Months	Six Months
	Ended	Ended	Ended	Ended
	June 30,	June 30,	June 30,	June 30,
	2010	2009	2010	2009
(US$000’s)	(unaudited)	(unaudited)	(unaudited)	(unaudited)

Cash and cash equivalents at beginning of period	6,222	2,589	6,078	5,184

Operating cash flows before changes in working capital	4,415	4,928	9,326	9,009
Changes in Working Capital	1,468	(707)	1,689	(2,476)

Cash generated from operations	5,883	4,221	11,015	6,533

Net Interest and Income taxes paid	(352)	(133)	(577)	(393)

Capital Expenditure (net)	(1,111)	(1,886)	(3,435)	(4,387)

Repayment of bank debt	(27,117)	—	(29,556)	(2,146)

Proceeds from sale of Coagulation Product Line	66,517	—	66,517	—

Cash and cash equivalents at end of period	50,042	4,791	50,042	4,791

The above financial statements have been prepared in accordance with the principles of International Financial Reporting Standards and the Company’s accounting policies but do not constitute an interim financial report as defined in IAS 34 (Interim Financial Reporting).

SIGNATURES
Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

TRINITY BIOTECH PLC (Registrant)
By:	/s/ Kevin Tansley
Kevin Tansley
Chief Financial Officer
Date: July 29, 2010